345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

April 27, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Faller

Re:	Cleantech Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 31, 2022

File No. 333-262431

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated April 22, 2022 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to the registration statement on Form S-4 filed on March 31, 2022 (the “Amendment No. 1”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to Nauticus Robotics, Inc., a Texas corporation (“Nauticus”) or matters arising from Nauticus’ participation in the preparation of Amendment No. 2, are based on our discussions with and information received from Nauticus or its counsel, Winston & Strawn LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	Please revise here, and elsewhere throughout the filing where you discuss the Securities Purchase Agreement, to ensure the exercise price of the associated warrants is consistently disclosed and to clarify what is meant by the statement that this debt financing is “subject to adjustment.”

Response: The Company has revised the disclosure on the cover page, pages 13, 14, 28, 94-95 and 133 of Amendment No. 2 in response to the Staff’s comment.

Q: Did the CLAQ Board obtain a fairness opinion in determining whether or not to proceed with the Business Combination?, page 8

2	Revise to reconcile your disclosure that the CLAQ Board obtained a fairness opinion from Duff & Phelps “in connection with its determination to approve the Business Combination” given that the Board approved the merger before obtaining the fairness opinion. Revise to disclose why the CLAQ Board decided to obtain a fairness opinion, and explain why the Board obtained the fairness opinion only after approving the merger.

Response: The Company has revised the disclosure on pages 8, 36, 70 and 103 of Amendment No. 2 in response to the Staff’s comment.

3.	Prominently disclose that the fairness opinion addresses only the fairness of the consideration to be paid by CLAQ to the Nauticus security holders in the Business Combination. Highlight that Duff & Phelps opines only on fairness to CLAQ, as opposed to the public shareholders or shareholders unaffiliated with the sponsors or affiliates thereof.

Response: The Company has revised the disclosure on pages 8 and 70 of Amendment No. 2 in response to the Staff’s comment.

Q: How will the Initial Stockholders vote?, page 9

4.	We note your response to prior comment 4. Clarify what percentage of outstanding shares of common stock entitled to vote held by your directors, executive officers and their affiliates is represented by the approximately 20.0% subject to the Letter Agreement.

Response: The Company has revised the disclosure on page 8 of Amendment No. 2 in response to the Staff’s comment.

Q: Do any of CLAQ’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 11

5.	We note your response to prior comment 5. However, your revisions do not appear to disclose the amount of what the sponsors and their affiliates have at risk in the “aggregate.” Advise or revise to disclose the aggregate dollar amount of what the sponsors and their affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsors and their affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company has revised the disclosure on pages 13, 36, 74 and 112 of Amendment No. 2 in response to the Staff’s comment.

6.	We note your response to prior comment 31, and reissue our comment in part. Disclose the aggregate fees payable to Chardan that are contingent upon completion of the business combination. We note your disclosure on page 99 that Chardan is an affiliate of CleanTech Investments, one of your co-sponsors. To the extent Chardan is an affiliate of the sponsors, please include the aggregate fees payable to Chardan along with your disclosure of the aggregate fees owed to the sponsors and their affiliates.

Response: The Company has revised the disclosure on pages 13, 36, 74 and 112 of Amendment No. 2 in response to the Staff’s comment.

Service and Revenue, page 23

7.	We note your response to prior comment 12 and your statement on page 107 that Nauticus has made some sales to operate devices although not “precisely” through its RaaS model. Please clarify this statement. Additionally, provide a breakdown of revenue in the summary of your prospectus/proxy statement that shows the revenues Nauticus generates from services and those from direct product sales. Clarify the nature of the revenue disclosed as generated from services if it is not currently generated from Nauticus’ RaaS model. Clearly state whether a customer could subscribe to the RaaS business model at present or when this subscription service will be available. Clarify whether your statement on page 23 that “we anticipate that the initial services will be paid through conventional contracting methods, directly with the customer or in regional partnerships with an in-country service entity” means that such services will not be part of your RaaS business model.

Response: The Company has revised the disclosure on pages 23, 24, and 108 of Amendment No. 2 in response to the Staff’s comment.

Securities Purchase Agreement, page 27

8.	We note that the Debt Financing portion of your PIPE Investment is dependent upon the hiring of a chief financial officer with public company experience and the raising of $25,000,000 in additional equity financing. Disclose on your cover page that the consummation of the Debt Financing is contingent upon these conditions precedent. Additionally, advise as to the status of these conditions precedent and whether your Equity Financing satisfies the requirement for Concurrent Financing in your Securities Purchase Agreement. To the extent these conditions precedent have not been met, disclose the risk that the minimum cash condition contained in the Merger Agreement may not be satisfied without the Debt Financing depending on the number of CLAQ public stockholders who seek redemption, among other things.

Response: The Company has revised the disclosure on the cover page, pages 13, 14, 28, 95 and 133 of Amendment No. 2 in response to the Staff’s comment.

Ownership of the Post-Business Combination Company After the Closing, page 30

9.	We note your disclosure of certain letter agreements entered into between February and March 2022 with three different investment banks for capital market advisory services. Disclose the counterparties—including whether CLAQ or Nauticus or both parties entered into these agreements—and the fees associated with each letter agreement. Clarify the purpose of these engagements and any key terms, including which of the three agreements includes the Residual Period. Tell us why these services were sought at this time and file a copy of any related material agreement or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure on pages 32-33 and 103-104 of Amendment No. 2 in response to the Staff’s comment. The letter agreement with Cowen and the letter agreement with Coastal have been filed as exhibits 10.27 and 10.28, respectively. The Company does not believe the other agreements are material. They are not required to be filed under Item 601(b)(10) of Regulation S-K because they only require a contingent cash payment at closing and parties have no ongoing obligations post-closing.

Background of the Business Combination, page 96

10.	We note your response to prior comment 25 and your disclosure on page 95 that CLAQ’s CEO will be a member of the board of directors of the combined company upon closing pursuant to the Director Nomination Agreement. Disclose in your Background of the Business Combination whether there were any discussions about this role or nomination agreement or any other discussions involving continuing employment or involvement for any persons affiliated with CLAQ before the merger.

Response: The Company has revised the disclosure on page 103 of Amendment No. 2 in response to the Staff’s comment.

Certain Nauticus’ Projected Financial Information, page 106

11.	We note your response to prior comment 29, and reissue our comment in part. Disclose any material information and figures the CLAQ Board considered about Nauticus’ publicly traded company peer set when performing its comparison.

Response: The Company has revised the disclosure on page 110 of Amendment No. 2 in response to the Staff’s comment.

12.	Provide us with the legal basis for the parties’ disclaimer on page 107 of any obligations to update or revise, or publicly disclose any update or revision to the projections “even in the event that any or all of the assumptions underlying the projections are shown to be in error or change.” Refer generally to Item 10(b)(3)(iii) of Regulation S-K.

Response: The statement in question has been removed from Amendment No. 2 in response to the Staff’s comment.

Interests of Certain Persons in the Business Combination, page 109

13.	We note your response to prior comment 30, and reissue our comment in part. Revise the conflicts of interest discussion to highlight any fiduciary or contractual obligations to other entities held by the sponsor or its affiliates. Additionally, clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company has revised disclosure on pages 12, 35, 73, and 111 of Amendment No. 2 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 134

14.	We note your response to prior comment 33, and reissue our comment in part. Given your disclosure of the parties’ intention for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, revise to include counsel’s tax opinion as an exhibit as required by Item 601(b)(8) of Regulation S-K. Additionally, to the extent there is uncertainty as to whether the merger will qualify as a tax-free reorganization, provide corresponding risk factor disclosure.

Response: The Company has revised the disclosure on page 136 of Amendment No. 2 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CLAQ

Liquidity and Capital Resources, page 142

15.	Please revise to disclose that CLAQ is a going concern and address any factors related to this fact that may impact liquidity, cash flow needs and/or capital resources over the next 12-months. Ensure your disclosures address the fact that CLAQ must complete a business combination prior to July 19, 2022 or be required to liquidate. Refer to Item 303(b)(1) of Regulation S-K.

Response: The Company has revised disclosure on page 145 of Amendment No. 2 in response to the Staff’s comment.

Customers, page 156

16.	We note your disclosure about a Collaboration Agreement with a third party that Nauticus plans to leverage to pursue business opportunities. Revise to disclose the duration and key terms of this agreement and file a copy as an exhibit to your registration statement or tell us why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure on page 158 of Amendment No. 2 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nauticus

Results of Operations, page 164

17.	Please revise to explain why cost of revenue exceeded revenue in fiscal year 2020, and how this trend reversed in fiscal year 2021.

Response: The Company has revised the disclosure on page 167 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

Description of the Business Combination, page 174

18.	We note that the Securities Purchase Agreement (Debt Financing) is conditioned upon meeting three criteria, one of which includes raising $25 million in equity financing from strategic investors. Please revise to clarify whether the Subscription Agreement (Equity Financing) entered into on December 14, 2021 satisfies the $25 million equity financing condition. Alternatively, revise to address how you intend to meet the Minimum Cash Condition threshold of $50 million if the conditions required for the Debt Financing are not met such that you do not receive the estimated $37.2 million in proceeds from such financing.

Response: The Company has revised disclosure on page 178 of Amendment No. 2 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined and Consolidated Financial Information Note 3. Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 179

19.	Please revise to explain how you calculated the transaction expenses in pro forma adjustment (C) of $21.7 million, specifically quantifying each component included within this amount. Also, it appears the $100,000 adjustment to accounts payable relates to pro forma adjustment (C). If true, revise to indicate as such in the pro forma balance sheet and include a discussion of this adjustment in the pro forma footnote. Refer to Rule 11- 02(a)(8) of Regulation S-X.

Response: The Company has revised disclosure on page 178 of Amendment No. 2 in response to the Staff’s comment.

20.	It appears pro forma adjustment (E) is mismarked on the face of your pro forma balance sheet. In this regard, this adjustment relates to the conversion of the $10.25 million convertible notes payable within current liabilities; however, you have instead eliminated the long-term RCB term loan for $14.7 million. Also, it appears that the common stock adjustment does not agree with the 5,299,543 common shares, par value $0.0001, that will be issued upon conversion of such notes and, similarly, neither does your APIC adjustment (E). Lastly, tell us how the interest expense adjustment related to these notes is reflected within accumulated deficit. Please revise accordingly.

Response: The Company has revised disclosure on pages 179 and 182 of Amendment No. 2 in response to the Staff’s comment, which includes an adjustment to accrued interest and interest expense reflected within accumulated deficit, as the unaudited pro forma condensed combined and consolidated balance sheet as of December 31, 2021 assumes that the Business Combination and related transactions occurred on December 31, 2021.

21.	We note that pro forma adjustment (I) reflects both the cash proceeds from, and the issuance of, the $15 million RCB term loan; however, this loan was received in December 2021 and appears to already be reflected in Nauticus’ December 31, 2021 historical balance sheet. Please revise or advise. Additionally, revise to include a pro forma income statement adjustment to eliminate the related interest expense and debt discount amortization on this loan.

Response: The Company has revised disclosure on pages 179 and 182 of Amendment No. 2 in response to the Staff’s comment

22.	Please tell us how the interest expense and amortization of debt discount included in adjustment (DD) is reflected in the pro forma balance sheet adjustments. In this regard, it is unclear how you reflected this expense in accumulated deficit.

Response: The unaudited pro forma condensed combined and consolidated balance sheet as of December 31, 2021 assumes that the Business Combination and related transactions occurred on December 31, 2021, while the unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2021 gives pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2021. As such, there is no interest expense and amortization of debt discount that would be reflected in the pro forma balance sheet adjustments related to the PIPE Investment.

Related Party Loans, page 220

23.	We note your response to prior comment 48. Please advise why Chardan Capital Markets, LLC is listed as a potential loan party and disclose if it has loaned funds to CLAQ since the beginning of the last fiscal year or whether there are outstanding borrowings. Refer to Item 404(a) of Regulation S-K.

Response: Chardan is listed as a potential loan party because CleanTech Investments, an affiliate of Chardan, is a CLAQ Co-Sponsor. Chardan has not loaned funds to CLAQ since the beginning of last fiscal year. The Company has revised the disclosure on page 225 to disclose its outstanding borrowings in response to the Staff’s comment.

Nauticus Related Party Transactions, page 222

24.	We note your response to prior comment 49 and your disclosure that Nauticus sold seven HaloGuard systems to Transocean. Provide the approximate dollar value of the amount involved in this transaction. Refer to Item 404(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on page 227 of Amendment No. 2 in response to the Staff’s comment and further notes herein that Nauticus' revenue from the sales of the HaloGuard system including installation service fees are approximately $2,429,861.

CleanTech Acquisition Corp. Notes to Consolidated Financial Statements Note 1. Description of Organization and Business Operations Earnout Shares, page F-10

25.	Please revise here to describe each of the three “triggering events” thresholds for your Earnout shares, similar to your revised disclosures elsewhere in response to prior comment 1. Similar revisions should be made to the introductory paragraphs to your unaudited pro forma financial statements.

Response: The Company has revised the disclosure on pages 177 and F-10 of Amendment No. 2 in response to the Staff’s comment.

Note 11. Subsequent Events, page F-27

26.	We note your disclosure of the advisory services fees that will be payable upon the business combination to two separate investment banks in the aggregate amount of $700,000. Per disclosures elsewhere in the filing, it appears that advisory fees totaling $2.45 million will be paid to three investment banks upon closing this transaction. Please revise, either here or in Note 13 to Nauticus’ financial statements, to include a discussion of the third advisory agreement. Refer to ASC 855-10-50-2.

Response: The Company has revised the disclosure on page F-47 of Amendment No. 2 in response to the Staff’s comment.

Nauticus Robotics, Inc. Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-35

27.	We note your revised disclosures and response to prior comment 50. Please revise your Product and Services disclosure on page 165 to include information related to your HaloGuard product, such as a description of this product, the typical contract terms, etc. Also, address whether you intend to phase-out this product as you continue to develop and sell your core robotics products. In addition, revise here to clarify the performance obligations included in these product sales. In this regard, clarify whether such products include any ongoing services, such as technology updates or customer service arrangements, and describe further your accounting for such product sales. Lastly, revise to address when you consider “title and risk of loss” to have passed onto your customers for your product sales. In this regard, address whether this occurs upon delivery or at some other point in time, and how you account for shipping and delivery expenses. Refer to guidance in ASC 606-10-25-18A and 25-18B.

Response: The Company has revised the disclosure on page 168 of Amendment No. 2 in response to the Staff’s comment.

28.	You state that you generate revenue from designing and developing subsea robots and software and providing related engineering, technical and other services according to customer specifications, which you appear to classify as service revenues. In addition, you state that products and services are typically not distinct within a contract and are, therefore, considered one performance obligation. Please provide us with your accounting analysis that supports your conclusion that services and products meet the requirements to be considered a single performance obligation. Also, tell us whether you have sold any contracts, to date, that contain multiple performance obligations. Refer to ASC 606-10-25-21.

Response: Nauticus reviewed the guidance in ASC 606-10-25-21 and 22 in regard to recognizing revenue under products and services. After a thorough review Nauticus determined that the products and services are unique for the customer contract and not separately identifiable. The HaloGuard contract consists both of product and installation services. The entity provides a significant service of integrating the goods and services promised in the contract into a bundled goods and services that represent the combined output for our customer. The individual product and services listed above are highly interdependent and interrelated and must be fulfilled by the seller to satisfy the contract requirements by combining the goods and services until it identifies as bundled goods and service that is distinct. Moreover, the product and services are not capable of being distinct on an individual basis and cannot be provided by other resources.

Based on the guidance applied above to previous and current product and service contracts Nauticus has not met the criteria for multiple performance obligations.

Furthermore, we reviewed the guidance in ASC 606-10-25-21 and 22 in regard to service contracts for designing and developing of subsea robots, software providing related engineering, technical and other services according to customer specifications Nauticus determined there were no multiple performance obligations associated with these service contracts.

Please see below an analysis of contact types reviewed under the guidance of ASC 606 and the applied accounting treatment for the contract types.

Nauticus Revenue Generation By Service and Product Contract
Contract Type	ASC 606 Application
Products	The entity provides a significant service of integrating the goods and services promised in the contract into a bundled goods and services that represent the combined output for our customer. The individual product and services listed above are highly interdependent and interrelated and must be fulfilled by the seller to satisfy the contract requirements by combining the goods and services until it identifies as bundled goods and service that is distinct. (see ASC 606-10-25-19 through 25-22). Nauticus has determined that each sales transaction represents a single performance obligations.

Service	Nauticus has determined that the service contracts represents a single performance obligation as the sale meets the “over time” criteria. This determination is based upon the service provided by Nauticus not having an alternative use other than its use by the customer, and there is an enforceable right to payment for worked completed throughout the agreement terms. The individual product and services listed above are highly interdependent and interrelated and must be fulfilled by the seller to satisfy the contract requirements by combining the goods and services until it identifies as bundled goods and service that is distinct. This enforceable right to payment is an amount that covers Nauticus' costs plus a reasonable profit margin for work completed. (See ASC 606-10-25-14b through 25-15).

29.	Please clarify for us your reference throughout the filing to Robotics as a Service (RaaS). In this regard, tell us whether any of your historical revenues have been generated from such arrangements and, if so, tell us which of the contracts discussed on page 165 are RaaS arrangements. Tell us whether these arrangements provide your customer with access to the vehicles and the software platform for a specified term, and explain how you considered whether these are service arrangements under ASC 606 or leases under ASC 842. Alternatively, tell us whether the customer takes title to the vehicles and, if so, explain why you consider these to be service arrangements rather than product sales. Also, clarify whether customers are required to purchase any technology-related maintenance or update services in order for the vehicle to continue to function as intended and, if so, how that factors into your accounting. Lastly, tell us how these arrangements are addressed in your current revenue recognition policy disclosures or revise as necessary.

Response: Nauticus’ reference to ‘RaaS’ refers to the blanket, all in rate to complete tasks required for ocean services, in contrast to the line-item billable master service agreements where costs are attributable to scope and billed accordingly. These agreements have extensive cost accounting where every action and item is a separate billable component.

Nauticus desires a more simplified pricing structure for the industry to abstract the details away from the end client and only have them pay a flat fee (e.g., $40,000 per day). Where there is no mobilization or demobilization costs and no upcharges for special tooling rentals or special sensors used. There is only one fee. This is achievable as the technology deployed allows for a very simple cost structure because of the much simpler amount of gear and personnel that are deployed offshore.

To date, there have been no RaaS revenue and none of the contracts disclosed on page 165 of Amendment No. 2 are RaaS contracts. As we deploy more of our service robots in late 2022 and perform ocean services work, a RaaS contracting method will be proposed by Nauticus to our clients but could include a regional partnership (e.g., Stinger) and for some initial time. The full RaaS model where Nauticus leads independently and contracts direct with the end client is expected to mature in 2023 as more vehicles service more customers, which will enable a market transition of the conventional business model to the envisioned RaaS approach.

As discussed above Nauticus has not entered into any RaaS contracts historically in 2021 or currently in 2022. Nauticus anticipates service model contracts and as the contracts are developed Nauticus will apply the guidance of ASC 606 and update its revenue recognition policy disclosures accordingly.

In Nauticus’ RaaS model, the customer does not take title of the vehicle. Nauticus will maintain care, custody and control of Nauticus core assets.

For RaaS clients, there are not upgrades nor maintenance plans required. These charges are expected to be included in the RaaS contract fee.

Since Nauticus has not entered into RaaS contracts to date, the current revenue recognition policies do not address future RaaS revenue contracts. As the contracts are developed Nauticus will apply the guidance of ASC 606 and update its revenue recognition policy disclosures accordingly

30.	You state that Hydronaut 1 is currently fulfilling charter days for a large confidential government contractor. Please tell us, and revise your disclosures as necessary to clarify, how you account for this arrangement. In your response, explain how you considered whether this arrangement qualifies as a lease pursuant to ASC 842.

Response: During the first quarter of 2022, a Subcontractor Agreement was amended to include a lease for the Hydronaut 1 vehicle (“Hydronaut Lease”). The Hydronaut Lease is for $6,000 per day whenever the vehicle is utilized by the customer and the agreement terminates in December 2022. The lease is an operating lease as defined by ASC 842, and revenue will be recognized as the Hydronaut 1 is utilized by the customer throughout the remainder of the contract.

31.	We note your revised disclosures and response to prior comment 53. As previously requested, please disclose the amount of any unsatisfied remaining performance obligations as of period end and when you expect to recognize the revenue, or otherwise advise. Refer to ASC 606-10-50-13.

Response: The Company has revised the disclosure on pages F-36 and F-37 of Amendment No. 2 in response to the Staff’s comment.

32.	We note from your disclosure on page F-36 that there is $756,666 of equipment rental income included within service revenue related to a lease agreement that commenced in June 2021. Please revise to disclose the applicable information required by ASC 842-30-50, including, but not limited to, the nature and type of the lease, amounts recognized in the financial statements related to the lease, whether the lease involves a related party, tabular disclosure of the operating lease income and a maturity analysis of the future lease payments to be received, as applicable.

Response: The Company has revised the disclosure on page F-36 of Amendment No. 2 in response to the Staff’s comment.

Segment Reporting, page F-35

33.	You state that you operate in a single reportable segment because each revenue stream possesses similar production methods, distribution methods and customer quality and consumption characteristics. Please tell us whether you have more than one operating segment and, if so, provide us with a list of your operating segments. In your response, clarify what is meant by each revenue stream and tell us whether you consider each revenue stream to be a separate operating segment pursuant to ASC 280-10-50-1 through 50-9. To the extent that you have multiple operating segments, please tell us how you considered the quantitative thresholds in ASC in ASC 280-10-50-12 in determining your reportable segment.

Response: The Company has revised the disclosure on page F-35 of Amendment No. 2 in response to the Staff’s comment.

Major Customer and Concentration of Credit Risk, page F-38

34.	We note your revised disclosures in response to prior comment 56 where you refer to sales to “a large confidential government contractor” in both fiscal years 2021 and 2020. Please revise to clarify whether you are referring to the same customer in each period.

Response: The Company has revised the disclosure on pages F-38 of Amendment No. 2 in response to the Staff’s comment.

Note 13. Subsequent Events, page F-47

35.	We note your disclosure here related to the two Hydronauts under contract with Diverse Marine Ltd, which you refer to as the Hydronaut 2 and Hydronaut 3. However, you then disclose the purchase prices for the Hydronaut 1 and Hydronaut 2. It appears from disclosures elsewhere in the filing that your initial Hydronaut is already in service. Please revise here to clarify which Hydronauts, e.g., 1, 2 or 3, are under contract with Diverse Marine and the respective purchase prices.

Response: The Company has revised the disclosure on pages F-47 of Amendment No. 2 in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Eli Spiro